Mr. Ben Kalish	VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E. Washington, D.C. 20549

Re:     Timothy Partners, Ltd./Timothy Plan

    Request to Withdraw Application for Exemptive Relief

Dear Mr. Kalish:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or such other Rule(s) as may be appropriate, the Timothy Plan (the “Trust”) and Timothy Partners, Ltd (“TPL”), in its dual roles as investment adviser and principal underwriter to the Trust, hereby apply to the Securities and Exchange Commission (the “Commission”) for withdrawal of their Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Application”), previously filed on May 21, 2018.

The Trust and TPL are requesting withdrawal of the Application because the Application does not properly conform to guidleines currently in place for the review and approval of such applications. The Trust and TPL anticipate filing a new application in the near future that will conform to current Commission Staff guidelines.

The Trust and TPL believe that withdrawal of the Application is consistent with the public interest and the protection of investors, as contemplated by applicable rules under the Securities Act.

Should you have any questions regarding this withdrawal request, please contact Mr. David D. Jones, Esq. at (281)702-2137.

Thank you for your assistance in this matter.

Sincerely,

Timothy Partners, Ltd	Timothy Plan

/s/ Terry Covert	/s/ Arthur D. Ally
Name: Terry Covert	Name: Arthur D. Ally
Title: Chief Compliance Officer	Title: President and Chairman